Exhibit 3.31

State of Delaware

Secretary of State

Division of Corporations

Delivered 06:31 PM 10/24/2012

FILED 06:31 PM 10/24/2012

SRV 121163785 – 5232668 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is BMC EG Bungalow, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, # 400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                    .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 24th day of October, 2012.

By:	/s/ James F. Mosier
Authorized Person (s)
Name: James F. Mosier